DESIGNATED EVENT NOTICE
CP Ships Limited
4% Convertible Senior Subordinated Notes due 2024
(CUSIP Nos. 22409VAE2 and 22409VAD4)
November 8, 2005
      Notice is provided pursuant to Section 409 of the Indenture between CP Ships Limited (“CP Ships” or the “Corporation”) and The Bank of New York as trustee, dated as of February 24, 2004, (the “Indenture”) governing the Corporation’s 4% Convertible Senior Subordinated Notes due 2024 (the “Notes”) of the occurrence of a Designated Event. As a result of the Designated Event, the Corporation is making a Designated Event Purchase Offer (the “Offer”) pursuant to Section 409 of the Indenture. Any and all Notes validly deposited under the Offer and not validly withdrawn will be purchased by CP Ships pursuant to the terms of the Indenture.
      Capitalized terms used in this Designated Event Notice but not defined herein have the meanings ascribed to them in the Indenture or in the Designated Event Purchase Offer dated November 8, 2005 (the “Offer to Purchase and Consent Solicitation”) and the accompanying circular (the “Circular”), copies of which are available on the Securities and Exchange Commission’s website, www.sec.gov, or at www.sedar.com.
Description and Date of Designated Event
      On October 20, 2005, Ship Acquisition Inc. (“SA”), an indirect wholly-owned subsidiary of TUI AG, acquired 83,972,849 common shares of CP Ships (“Common Shares”), representing approximately 89% of the outstanding Common Shares, for $21.50 cash per Common Share. Such acquisition constituted a Designated Event under the Indenture.
      On November 7, 2005, CP Ships announced that it had called a special meeting of its shareholders to approve a special resolution authorizing the amalgamation of CP Ships and SA. As a result of the amalgamation, TUI AG will own indirectly all of the issued and outstanding Common Shares (the “Subsequent Acquisition Transaction”). If the special resolution is approved and the conditions set out in the amalgamation agreement between CP Ships and SA are satisfied, on December 20, 2005, CP Ships and SA will amalgamate and continue as one corporation under the name CP Ships Limited (“Amalco”). Pursuant to the Subsequent Acquisition Transaction, shareholders of CP Ships (other than dissenting shareholders and SA) will receive one special share of Amalco immediately redeemable by Amalco for $21.50 cash (a “Special Share”) for each Common Share then held.
      AS A RESULT OF AND FOLLOWING THE SUBSEQUENT ACQUISITION TRANSACTION AND SUBJECT TO THE CONDITIONS SET FORTH BELOW, THE NOTES WILL BE CONVERTIBLE INTO SPECIAL SHARES AND NOT COMMON SHARES.
The Designated Event Purchase Offer
      Purchase Offer. The Corporation offers to purchase any and all of the Notes, as described in greater detail in the Offer to Purchase and Consent Solicitation and the Circular. The Offer to Purchase and Consent Solicitation and the Circular will be provided to holders of the Notes and have been publicly filed by the Corporation and are available online at www.sedar.com and www.sec.gov. The description of the Offer and the consent solicitation contained in this Designated Event Notice is qualified in its entirety by the full text of the Offer to Purchase and Consent Solicitation and the Circular.
      Offer Expiration Date and Time. Unless otherwise extended pursuant to applicable law, the Offer expires at 5:00 p.m. (New York time) on December 14, 2005 (the “Offer Expiration Time”). A holder must accept the Offer and deposit the Notes to be purchased by the Corporation no later than the Offer Expiration Time.
      Designated Event Purchase Date. In accordance with the Indenture, the Corporation has designated December 19, 2005, the third business day following the Offer Expiration Time, as the date upon which the Corporation will purchase all Notes validly deposited under the Offer and not validly withdrawn (the “Designated Event Purchase Date”).
      Designated Event Purchase Price. The Corporation will purchase all such Notes at a purchase price in cash equal to 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the Designated Event Purchase Date, which the Corporation has calculated will amount to $18.78 per $1,000 principal amount of Notes.

Unless the Corporation defaults in making payment of such Designated Event Purchase Price, interest, if any, on Notes surrendered for purchase by the Corporation will cease to accrue on and after the Designated Event Purchase Date.
      Delivery of Designated Event Purchase Notice. To deposit Notes (or portions thereof in positive integral amounts of $1,000) under the Offer, the holder shall deliver a Designated Event Purchase Notice as follows:

(i)	a properly completed and duly executed Consent and Letter of Transmittal, which Consent and Letter of Transmittal shall be deemed to constitute the Designated Event Purchase Notice under the Indenture, together with any required signature guarantees and any other documents required by the Consent and Letter of Transmittal, including the certificate or certificates representing Notes in respect of which the Offer is being accepted, must be received by The Bank of New York, as Depositary by the Offer Expiration Time, or

(ii)	such deposit may be made by or through an Eligible Institution (as defined in the Offer to Purchase and Consent Solicitation) provided that a properly completed and duly executed Notice of Guaranteed Delivery is received by the Depositary at its New York office by the Offer Expiration Time and a properly completed and duly executed Consent and Letter of Transmittal together with any required signature guarantees and any other documents required by the Consent and Letter of Transmittal, including the certificate or certificates representing Notes in respect of which the Offer is being accepted, must be received by the Depositary at its New York office before 5:00 p.m., New York time, on the third New York Stock Exchange trading day after the Offer Expiration Time.
      To deposit Notes held through the electronic book-entry system maintained by The Depository Trust Company (“DTC”) under the Offer, participants in DTC must, instead of physically completing, executing and delivering the Consent and Letter of Transmittal, contact DTC with respect to the deposit of their Notes under the Offer. DTC will be issuing instructions to participants as to the method of depositing such Notes under the Offer.
      Method of Delivery of Designated Event Purchase Notice and Notice of Withdrawal. A Consent and Letter of Transmittal or Notice of Withdrawal may be delivered by letter, overnight courier, hand delivery, facsimile transmission (with original to follow no later than the next business day) or in any other written form and, in case of book-entry Notes, may be delivered electronically or by other means in accordance with applicable DTC procedures.
      Withdrawal of Designated Event Purchase Notice. In accordance with the Indenture, for a withdrawal of deposited Notes to be effective, a written notice of withdrawal must be received by the Depositary at the place of deposit of the relevant Notes by 5:00 p.m. (New York time) on December 16, 2005 (the “Withdrawal Time”). Any such notice of withdrawal must be signed by or on behalf of the person who signed the Consent and Letter of Transmittal that accompanied the Notes being withdrawn and must specify the name of the person who deposited the Notes to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Notes, and the principal amount of Notes (in positive integral amounts of $1,000) to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing holder must submit the serial numbers shown on the particular certificates evidencing the Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.
      To withdraw Notes held in the electronic book-entry system maintained by DTC from the Offer, participants in DTC should contact DTC for appropriate instructions.
      Payment. Payment will be made by the Corporation to the Depositary as agent for and on behalf of holders prior to 11:00 a.m. (New York time) on the Designated Event Purchase Date, which is the third business day following the Offer Expiration Time. The Depositary shall promptly remit payment to each holder following receipt of payment by the Depositary from the Corporation or, only in the case of Notes to be delivered pursuant to a previously received notice of guaranteed delivery, the time of book-entry transfer or delivery of the applicable Notes to the Depositary, provided that, in any event, payment in respect of any Notes shall be made only if the Notes have been validly delivered to the Depositary and conform in all respects to the description of such Notes in the related Designated Event Purchase Notice, as determined by the Corporation, and the Designated Event Purchase Notice is not validly withdrawn prior to the Withdrawal Time.
      Conversion Rate. Subject to the conditions set forth in the Indenture, the present rate for conversion of the Notes into shares is 39.6542 shares per $1,000 principal amount of Notes. Under the terms of the Indenture, the Notes are not currently convertible into shares but will be commencing December 5, 2005 for period of 30 days. Following the Subsequent Acquisition Transaction, the Notes will be convertible into Special Shares, which will be immediately

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redeemable by Amalco for $21.50 per share in cash. No adjustment will be made to the conversion rate as a result of the Subsequent Acquisition Transaction.
      Impact of Designated Event Purchase Notice on Conversion Right. A Noteholder who has deposited Notes pursuant to the Offer may not convert the Notes unless the Notes have first been withdrawn in accordance with the procedures set forth above.
Questions
      If you have questions concerning the exercise of purchase rights and/or conversion rights in respect of the Notes, you may contact MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York USA 10016, Telephone: 212-929-5500 (Call Collect) or Toll Free: 800-322-2885.
Contact Information for the Trustee, Depositary and Conversion Agent
      The Bank of New York, the Trustee, Depositary and Conversion Agent in respect of the Notes, may be contacted as follows:

By Overnight Courier or Hand	By Facsimile
or Registered or Certified Mail:	(For Eligible Institutions Only):
The Bank of New York	The Bank of New York
Corporate Trust Operations	(212)-298-1915
101 Barclay Street — 7 East New York, N.Y. 10286 Attn: Ms. Diane Amoroso Reorganization Unit
      The inclusion of CUSIP numbers herein is solely for the convenience of the holders of the Notes. None of CP Ships, The Bank of New York (in any of its capacities hereunder), the Dealer Managers or the Information Agent shall be responsible for the selection or use of the CUSIP numbers referenced herein, nor is any representation made as to their correctness with respect to the Notes.

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